September 25, 2014

Via EDGAR

Mr. Nicholas Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Le Gaga Holdings Limited

Schedule 13E-3/A

Filed on September 17, 2014

File No. 005-85878

Dear Mr. Panos:

On behalf of Le Gaga Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the oral comments of the staff (the “Staff”) provided via teleconference on September 18, 2014 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-85878 (the “Schedule 13E-3 Amendment No. 1”) filed on September 17, 2014 by the Company and the other filing persons named therein and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement Amendment No. 1”). All changes have been incorporated in a definitive proxy statement that is being filed concurrently. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment No. 2”) or the definitive proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement Amendment No. 2”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment No. 2 and the Proxy Statement Amendment No. 2 indicating changes against the Schedule 13E-3 Amendment No. 1 and the Proxy Statement Amendment No. 1, respectively, is being provided separately to the Staff via email.

We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Harvest Holdings Limited, Harvest Parent Limited, Harvest Merger Limited, Ms. Na Lai Chiu, Valuetrue Investments Limited, Mr. Shing Yung Ma, Grow Grand Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., SC China Holding Limited, Mr. Neil Nanpeng Shen, YH Greenhouse, LLC, Yiheng Capital, LLC, Mr. Yuanshan Guo, SIG China Investments One, Ltd., SIG Asia Investment, LLLP, Honeycomb Assets Management Limited, Mr. Ming Xia Fu, Limewater Limited, Mr. Wei Min Xia, Natural Eternity Limited, Mr. Kin Ip Law, Mr. Gordon Xiaogang Wang, Win Seasons Holdings Limited or Mr. Ming Ho Lui, such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment No. 2 and the Proxy Statement Amendment No. 2.

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Preliminary Proxy Statement

1.	On pages 39 and 40 of the Proxy Statement Amendment No. 1, we have reviewed the revised disclosure provided in response to prior comment # 5 in our letter dated September 12, 2014. Please clarify whether a going concern value was explicitly established and specifically discuss the extent to which the issuer’s going concern value influenced its fairness determination.

In response to the Staff’s comment, the Proxy Statement Amendment No. 1 has been revised. Please refer to pages 39 and 40 of the Proxy Statement Amendment No. 2.

2.	We have reviewed your response to prior comment # 2 in our letter dated September 12, 2014. Please clarify whether Duff & Phelps has consented to security holders being able to freely rely upon Duff & Phelps’s opinion and written fairness analysis. If in fact Duff & Phelps has not consented to the security holders’ reliance on its opinion and written fairness analysis, please add to the disclosure an explanation relating to the use of such analysis by security holders to inform their voting and investment decisions.

In response to the Staff’s comment, the Proxy Statement Amendment No. 1 has been revised. Please refer to page 50 of the Proxy Statement Amendment No. 2.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3694-3010.

Very truly yours,

/s/ Gregory D. Puff
Gregory D. Puff, Esq.

Akiko Mikumo, Esq.

Weil, Gotshal & Manges LLP

29th Floor, Alexandra House

18 Chater Road Central

Hong Kong

Eugene Lee, Esq.

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong